Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE FOR RENEWAL

AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for nonpayment of taxes and/or for failure to file a complete annual report, now desires to procure a restoration, renewal and revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1.	The name of the corporation is Escondido Innovations, Inc.

2.	The Registered Office of the corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101 (street), in the City of Dover, County of Kent Zip Code 9904. The name of the Registered Agent at such address upon whom process against this Corporation may be served is National Registered Agents, Inc.

3.	The date of filing of the Corporation's original Certificate of Incorporation in Delaware was in July 10, 2007

4.	The renewal and revival of the charter of this corporation is to be perpetual.

5.	The corporation was duly organized and carried on the business authorized by its charter until the 1 day of March, A.D. 2011, at which time its charter became inoperative and void for nonpayment of taxes and/or failure to file a complete annual report and the certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By:	/s/ John Glassgow
Authorized Officer

Name:	John Glassgow, CFO
Print or Type